Filed by Johnson & Johnson pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215 Consumer Health Separation Shareholder Q&A 1. Why is Kenvue separating from Johnson & Johnson? In November 2021, Johnson & Johnson announced plans to separate its Consumer Health Business. The separation of Kenvue Inc. (“Kenvue”) was a strategic decision made by Johnson & Johnson. Johnson & Johnson believes that the separation will position each company to be more agile, focused and competitive, creating long-term growth and value for shareholders. 2. What are Johnson & Johnson’s next steps in the separation? On July 24, 2023, Johnson & Johnson announced its intention to split-off at least 80.1% of the shares of Kenvue through an exchange offer. Through the planned exchange offer, Johnson & Johnson shareholders will be able to exchange all, some or none of their shares of Johnson & Johnson common stock for shares of Kenvue common stock. 3. Where can I find more information? JNJSeparation.com provides additional information regarding the exchange offer, what happens in the event the exchange is over or under subscribed and how Johnson & Johnson shareholders can tender their shares of common stock. 4. Do I need to take any action as a shareholder of Johnson & Johnson? For Johnson & Johnson shareholders who are interested in participating in the exchange, please review the S-4 (including the prospectus included therein) in its entirety and visit JNJSeparation.com For shareholders wishing to retain 100% of their shares of Johnson & Johnson common stock, no action is required. 5. Who can I reach out to regarding the exchange? You may ask questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference therein, without charge, from On July 24, 2023, Kenvue filed a registration statement on Form S-4 with the SEC that contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters. Please refer to pages 1 through 12 of the prospectus included in the Form S-4 for answers to common questions about the exchange offer. You are strongly encouraged to read the prospectus in its entirety, including all documents referred to therein, very carefully, before deciding whether to exchange all, some or none of your shares of common stock of Johnson & Johnson.

the information agent for the exchange offer, Georgeson LLC, at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).

Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward- looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (“SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).